Exhibit 99.20

Form 51-102F3

Material Change Report Under

National Instrument 51-102

1.     Name & Address of Company

Linear Gold Corp.

2000 Barrington Street, Suite 502

Halifax, Nova Scotia

B3J 3K1

2.     Date of Material Change

February 1, 2007.

3.     News Release

A news release with respect to the material change referred to in this report was issued through newswire services on February 1, 2007 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.     Summary of Material Change

Linear Gold announced that it has entered into an agreement with a syndicate of underwriters lead by Sprott Securities Inc. and including Orion Securities Inc. and Haywood Securities Inc. pursuant to which the underwriters have agreed to purchase 4,000,000 Units, at a price of $5.00 per Unit for aggregate proceeds to Linear Gold of $20 million.

5.      Full Description of Material Change

Linear Gold announced that it has entered into an agreement with a syndicate of underwriters lead by Sprott Securities Inc. and including Orion Securities Inc. and Haywood Securities Inc. pursuant to which the underwriters have agreed to purchase 4,000,000 Units, at a price of $5.00 per Unit for aggregate proceeds to Linear Gold of $20 million.  The Underwriters have the option to purchase up to an additional $5 million of Units at the issue price at any time prior to the closing of the offering.  Each Unit will consist of one common share and one-half of one common share purchase warrant.  Each whole warrant will entitle the holder to acquire a common share at a price of $5.50 for a period of 24 months following the closing date.

The offering is scheduled to close on or about February 22, 2007 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

Net proceed from the offering will be used to advance the exploration of the Ixhuatan Project and for general corporate purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

6.     Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7.     Omitted Information

Not applicable

8.     Senior Officer

Brian MacEachen

Vice-President & Chief Financial Officer

Telephone:

(902) 422-1421

Fax:

(902) 491-4281

DATED at Halifax, Nova Scotia this 2nd day of February, 2007.

Linear Gold Corp.

By:

/s/ Brian MacEachen

Brian MacEachen

Vice President & Chief Financial Officer